12013677

SEC
Mail Processing
Section

MAR 09 2012

Washington, DC
121

ATES
ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~50032~~ 46766

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wealth Solutions, Inc. dba United Global Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10333 Richmond Ave., Suite 970
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Blair — (281) 313-6166
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Blair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wealth Solutions, Inc. dba United Global Securities, Inc.**, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANITA K. MOTT
Notary Public, State of Texas
My Commission Expires
August 08, 2012

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

WEALTH SOLUTIONS, INC. DBA UNITED GLOBAL SECURITIES, INC.

Financial Statements and Supplemental Schedule
December 31, 2011

(With Independent Auditors' Reports Thereon)

Wealth Solutions, Inc. dba United Global Securities, Inc.
Index to Financial Statements and Supplemental Schedule
December 31, 2011

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Wealth Solutions, Inc. dba United Global Securities, Inc.:

We have audited the accompanying statement of financial condition of Wealth Solutions, Inc. dba United Global Securities, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealth Solutions, Inc. dba United Global Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
March 7, 2012

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

Wealth Solutions, Inc. dba United Global Securities, Inc.
Statement of Financial Condition
December 31, 2011

Assets:		
Cash and cash equivalents	$	286,162
Accrued annuity commissions receivable		98,203
Securities owned		7,353
Other assets		7,034
Property and equipment, net		92,000
Total assets	$	490,752
Liabilities and Stockholder's Equity:		
Liabilities:		
Annuity commission refunds payable	$	79,735
Accounts payable and accrued expenses		110,655
Prepaid sublease, related party		12,800
Total liabilities		203,190
Stockholder's equity:		
Common stock, no par value; 2,000 shares authorized, issued and outstanding		2,000
Additional paid-in capital		636,892
Retained deficit		(351,330)
Total stockholder's equity		287,562
Total liabilities and stockholder's equity	$	490,752

See notes to the financial statements and independent auditors' report.

Wealth Solutions, Inc. dba United Global Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2011

Revenues:		
Commissions and fees	$	1,322,219
Other income		1,880
		1,324,099
Operating expenses:		
Compensation and benefits		619,910
Occupancy and other		67,093
Travel and auto		38,665
Professional fees		251,442
Depreciation		98,813
Advertising and promotion		12,191
Telephone and communications		22,050
Regulator fees and assessments		17,982
Other operating expenses		227,616
Total operating expenses		1,355,762
Net loss before income taxes		(31,663)
Income tax expense		6,499
Net loss	$	(38,162)

See notes to the financial statements and independent auditors' report.

Wealth Solutions, Inc. dba United Global Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2011

	Common Stock	Additonal Paid-in Capital	Retained Deficit	Total
Balance at December 31, 2010	$ 2,000	$ 686,270	$ (313,168)	$ 375,102
Contributions	-	115,000	-	115,000
Distributions	-	(164,378)	-	(164,378)
Net loss	-	-	(38,162)	(38,162)
Balance at December 31, 2011	$ 2,000	$ 636,892	$ (351,330)	$ 287,562

See notes to the financial statements and independent auditors' report.

Wealth Solutions, Inc. dba United Global Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(38,162)
Adjustments to reconcile net loss to		
net cash provided by operating activities:		
Depreciation expense		98,815
Unrealized gain on investments		(234)
Changes in assets and liabilities:		
Accrued annuity commissions receivable		99,613
Other assets		7,427
Annuity commission refunds payable		(15,089)
Accounts payable and accrued expenses		8,032
Prepaid sublease, related party		12,800
Net cash provided by operating activities		173,202
Cash flows from financing activities:		
Distributions to stockholder		(164,378)
Net cash used in financing activities		(164,378)
Net increase in cash		8,824
Cash and cash equivalents at beginning of year		277,338
Cash and cash equivalents at end of year	$	286,162
Supplemental disclosures of cash flow information:		
Income taxes paid	$	8,926
Interest paid	$	-

Non-cash investing and financing activity:
In 2011, the sole owner of the Company contributed an automobile with a fair value of $115,000.

See notes to the financial statements and independent auditors' report.

Note 1 - Nature of Business

Wealth Solutions, Inc. (the "Company") was incorporated in the State of Texas in October 2011 and is headquartered in Houston, Texas. The Company changed its name from United Global Securities Inc. to Wealth Solutions, Inc. with the State of Texas effective November 9, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as an investment advisor with the Texas State Securities Board. Additionally, the Company is licensed as an insurance agency under state laws. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 ("Rule 15c3-3") of the Securities and Exchange Commission ("SEC"), and accordingly is exempt from the remaining provisions of that Rule.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Annuity commissions are earned at the time the Company receives a notice of customer acceptance from the annuity company responsible for payment of the commissions and are recognized as of the date of customer acceptance. Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made. Since commissions and fees are paid by national investment firms, no allowance for doubtful accounts is considered necessary.

Annuity Commission Refunds Payable
Several annuity firms advance commission payments prior to the completion of the annuity contract with the Company's customers. The commissions are refundable until the Company's customer funds the annuity contract. Commission refunds and charge-backs are normally recognized when the Company is notified of a policy cancellation by an annuity issuer.

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Automobiles are depreciated over five years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Note 2 - Significant Accounting Policies (continued)

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash, commissions receivable and securities owned. The Company had cash balances in excess of federally insured limits at various times during the year.

Securities owned are carried at fair market value. Securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a settlement date basis.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accrued annuity commissions receivable, annuity commission refunds payable, prepaid sublease, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
The Company has elected to be taxed as an S Corporation. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of taxable net income. The Company is liable for Texas margin tax which is based on taxable margin, as defined under the law, rather than being based on federal taxable income. As of December 31, 2011, the Company estimated Texas margin tax payable to be $6,652.

Management Review
The Company has evaluated subsequent events through March 7, 2012, the date the financial statements were available to be issued.

Note 2 - Significant Accounting Policies (continued)

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2011:

Automobiles	$ 115,000
Less accumulated depreciation	(23,000)
Total	$ 92,000

Depreciation expense for the year ended December 31, 2011 was $98,815. During 2011, the Company disposed of fully depreciated assets with an original value of $244,115.

Note 4 - Commitments and Contingencies

Leases
The Company leases office space under operating leases expiring in April 2011 and 2013. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $67,093 for the year ended December 31, 2011.

Future minimum lease payments under the noncancelable operating leases are as follows for the year ending December 31:

2012	$ 35,000
2013	11,667
Total minimum lease payments	$ 46,667

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

FINRA Regulatory Exam
In 2011, FINRA asserted a regulatory complaint against the Company related to books and records violations. As of December 31, 2011, and through the date of this report, the Company believes possible financial sanctions are in the range of $10,000 to $20,000 and has accrued $10,000 as of December 31, 2011.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 5 - Related Party

The Company leased office space under an operating leases expiring in April 2011 from Worldwide Ventures, LP, an entity under common control. The Company recognized rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $48,000 for the year ended December 31, 2011.

The Company shares office space with Blair Insurance Group ("Blair"), a related party. Blair pays the Company $900 per month for rent expense. In December 2011, Blair paid $20,000 for rent expense, $7,200 related to 2011 rent expense and $12,800 is recorded in prepaid sublease as the amount relates to 2012 rent prepaid by Blair.

Note 6 - Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The Company established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2011:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$ 7,353	$	$	$ 7,353
Total securities	$ 7,353	$	$	$ 7,353

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $83,208 and $13,547, respectively. The Company's aggregate indebtedness to net capital ratio was 2.44 to 1.

Schedule I

Wealth Solutions, Inc. dba United Global Securities, Inc.
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2011

Total stockholder's equity qualified for net capital	$	287,562
Deductions and/or charges		
Non-allowable assets:		
Accrued annuity commissions receivable		98,203
Other assets		7,034
Property and equipment, net		92,000
Total deductions and/or charges		197,237
Net capital before haircuts on securities		90,325
Haircuts on securities		7,117
Net capital	$	83,208
Aggregate indebtedness		
Annuity commission refunds payable	$	79,735
Accounts payable and accrued expenses		110,655
Prepaid sublease, related party		12,800
Total aggregate indebtedness	$	203,190
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	13,547
Net capital in excess of minimum requirement	$	69,661
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	62,889
Ratio of aggregate indebtedness to net capital		2.44 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 26, 2012	$	124,695
Audit adjustments:		
Net effect of audit adjustments on net capital		(41,487)
Net capital	$	83,208

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Wealth Solutions, Inc. dba United Global Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Wealth Solutions, Inc. dba United Global Securities, Inc. (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder of Wealth Solutions, Inc. dba United Global Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Wealth Solutions, Inc. dba United Global Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wealth Solutions, Inc. dba United Global Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Wealth Solutions, Inc. dba United Global Securities, Inc.'s management is responsible for the Wealth Solutions, Inc. dba United Global Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

March 7, 2012

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

WORKING COPY

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046766 FINRA DEC
WEALTH SOLUTIONS INC 21*21
10333 RICHMOND AVE STE 970
HOUSTON TX 77042-4115

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Blair (281)313-6166

2. A. General Assessment (item 2e from page 2)		$ 5
B. Less payment made with SIPC-6 filed (exclude interest)		( )
July 29, 2011 Date Paid		
C. Less prior overpayment applied		(143)
D. Assessment balance due or (overpayment)		⟨138⟩
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ ⟨138⟩
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(138)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wealth Solutions, Inc. dba United Global Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 7 day of March, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011

Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,324,099
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1,309,352
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		12,867
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		1,322,219
2d. SIPC Net Operating Revenues		$ 1,880
2e. General Assessment @ .0025		$ 5
		(to page 1, line 2.A.)

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

March 7, 2012

Mr. Richard Blair
Wealth Solutions, Inc. dba United Global Securities, Inc.
10333 Richmond Ave., Suite 970
Houston, Texas 77042

Dear Mr. Blair:

Enclosed are ten copies of the Independent Auditor's Report and Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(G)(1). **Copies of the Report prepared by you, including our opinion and internal control report, should be sent certified or registered mail and be received by the following as soon as possible.**

Securities and Exchange Commission (TWO COPIES)
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Securities and Exchange Commission (ONE COPY)
Attention: Rose L. Romero, Regional Director
Burnett Plaza, Suite 1900
801 Cherry Street, Unit 18
Fort Worth, TX 76102

The Report should be signed by a corporate officer and have the signature notarized.

The Company must also electronically submit one copy to FINRA through the Firm Gateway annual audit electronic submission interface. The audit was to have been submitted to FINRA in Portable Document Format (PDF) on or before February 29, 2012. Our firm's PCAOB number is 73.

Sincerely,

Christopher Bauer

Christopher Bauer, CPA

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

To Wealth Solutions, Inc. dba United Global Securities, Inc.
and Management:

In planning and performing our audit of the financial statements of Wealth Solutions, Inc. dba United Global Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered Wealth Solutions, Inc. dba United Global Securities, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses and other deficiencies that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We consider the following deficiencies in Wealth Solutions, Inc. dba United Global Securities, Inc.'s internal control to be a material weakness:

Accrual Basis of Accounting

The Company did not record certain commission receivables and other costs in its general ledger using the accrual basis of accounting as of December 31, 2011. The accrual basis is the method of accounting where revenues are recognized when earned and expenses are recognized when incurred.

In addition, there were thirteen misstatements noted by us during the current engagement that were determined by management to be significant, either individually or in the aggregate, to the financial statements taken as a whole. These misstatements were corrected by management and are reflected in the financial statements. The overall effect of these entries was a decrease of net loss of approximately $43,000 and a decrease of net capital from the amount initially reported on the Company's FOCUS of approximately $125,000 to the corrected amount of approximately $83,000. We suggest the Company improve its quarterly process of recording accruals to match expenses in the period incurred.

The Company's financial records do not agree to the periodic computation of aggregate indebtedness and net capital under Rule 15c-1 of the SEC for both quarterly and annual periods as of and for the year ended December 31, 2011. In addition, the Company's accounting practices and procedures do not comply with generally accepted accounting principles. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2011 to meet the SEC's objectives.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

This communication is intended solely for the information and use of management, Board of Directors, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan

PMB Helin Donovan, LLP

Austin, TX
March 7, 2012